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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No.  )*

                    VOYAGER ENTERTAINMENT INTERNATIONAL, INC.
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                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
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                         (Title of Class of Securities)

                                   92908D 101
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                                 (CUSIP Number)

                              DAVID A. GARCIA, ESQ.
                                    HALE LANE
                         5441 KIETZKE LANE SECOND FLOOR
                               RENO, NEVADA 89511
                                 (775) 327-3000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                FEBRUARY 8, 2002
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             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       1
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CUSIP No.


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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

GREGG R. GIUFFRIA
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

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6.   Citizenship or Place of Organization UNITED STATES
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               7.   Sole Voting Power
  NUMBER OF         10,000,000
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           None
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           10,000,000
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    None
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     10,000,000
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11) 16%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions) IN
--------------------------------------------------------------------------------

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ITEM 1. SECURITY AND ISSUER

                  The class of equity securities to which this statement on
                  Schedule 13D relates is the common stock, $.001 par value (the "Issuer Common Stock"), of Voyager Entertainment International, Inc., a Nevada corporation (the "Issuer"). The principal executive offices are located 4483 West Reno Ave., Las Vegas, Nevada 89118.

ITEM 2. IDENTITY AND BACKGROUND

         (a) Gregg R. Giuffria (the "Reporting Person").

         (b) The Reporting Person's business address is 8761 Rainbow Ridge Drive, Las Vegas, Nevada 89117.

                  The Reporting Person's principal occupation is in the gaming and entertainment industry. The Reporting Person is partial owner in the entity that owns and operates the Hard Rock Hotel & Casino (the "Hard Rock") in Biloxi, Mississippi.

         (c) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

         (d) During the last five years, the Reporting Person has not been a party to a civil proceeding as a result of which he is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

         (f) The Reporting Person is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Effective February 8, 2002 the Issuer (under its former name Dakota Imaging Inc.) completed a reverse triangular merger between Dakota Subsidiary Corp. ("DSC"), a wholly owned subsidiary of Dakota Imaging Inc., and Voyager Ventures, Inc., a Nevada corporation ("Voyager") in which the Reporting Person owned an equity interest. Pursuant to this merger, the Reporting Person acquired 4,500,000 shares of Issuer Common Stock, which, when added to the 6,000,000 shares of Issuer Common Stock previously held by the Reporting Person, brought the Reporting Person's aggregate holdings to 10,500,000 shares of Issuer Common Stock.

         On July 31, 2002, the Reporting person entered into a loan agreement with Raymond R. Alcini and Diana G. Alcini, Trustees of the Raymond R. Alcini and Diana G. Alcini 1998 Revocable Trust ("Lender"), and upon making such loan in the aggregate amount of $115,000, the Reporting Person entered into a pledge agreement with the Lender and pledged 300,000 shares of Issuer Common Stock against the loan. The Reporting Person subsequently transferred to the Lender in accordance with the pledge agreement the 300,000 shares in satisfaction of the loan.

         On December 3, 2002, the Reporting Person entered into a loan agreement with Lawrence C. Anspach ("Lender") for the amount of $100,000.00 and upon making such loan transferred 200,000 shares of Issuer Common Stock to the Lender. On the same date, the Reporting Person entered into a pledge agreement with the Lender and pledged 300,000 shares of Issuer Common Stock against the loan. The Reporting Person subsequently paid the loan in full and accordingly the pledge agreement was terminated.

                                       3
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ITEM 4. PURPOSE OF TRANSACTION

         (a) The acquisition by the Reporting Person of additional securities of the issuer, or the disposition of securities of the issuer was solely for investment purposes.

          (b) (c) (d) (e) (f) (g) (h) (i) and (j) are inapplicable.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) The Reporting Person beneficially owns an aggregate of 10,000,000 Shares of Issuer Common Stock, constituting approximately 16% of the total class.

         (b) The Reporting Person has sole voting power as to 10,000,000 shares of Issuer Common Stock.

         (c) Other than as provided herein, no transactions in the Issuer Common Stock were effected during the past sixty days by the Reporting Person.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

                  (i) Agreement and Plan of Merger, dated February 8, 2002, among Dakota Imaging Inc., Dakota Subsidiary Corp., a wholly owned subsidiary of Dakota Imaging Inc., and Voyager Ventures Inc., a Nevada Corporation.

                  (ii)     Pledge Agreement between Raymond R. Alcini and Diana
                           G. Alcini, Trustees of the Raymond R. Alcini and Diana G. Alcini 1998 Revocable Trust and Reporting Person, dated July 31, 2002.

                  (iii) Acceptance of Collateral in Full Satisfaction of All Obligations between Rayond R. Alcini and Diana G. Alcini, Trustees of the Raymond R. Alcini and Diana
                           G. Alcini 1998 Revocable Trust and Reporting Person dated March 27, 2003.

                  (iv) Loan Agreement between Lawrence C. Anspach and Reporting Person Dated December 3, 2002.

                                       4
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 3, 2004
----------------
Date


/S/ Gregg R. Giuffria
--------------------------------
Gregg R. Giuffria, an individual.


----------------------------------
Name/Title


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                                  EXHIBIT INDEX

         (i) Agreement and Plan of Merger, dated February 8, 2002, among Dakota Imaging Inc., Dakota Subsidiary Corp., a wholly owned subsidiary of Dakota Imaging Inc., and Voyager Ventures Inc., a Nevada Corporation.

         (ii) Pledge Agreement between Raymond R. Alcini and Diana G. Alcini, Trustees of the Raymond R. Alcini and Diana G. Alcini 1998 Revocable Trust and Reporting Person, dated July 31, 2002.

         (iii) Acceptance of Collateral in Full Satisfaction of All Obligations between Rayond R. Alcini and Diana G. Alcini, Trustees of the Raymond R. Alcini and Diana G. Alcini 1998 Revocable Trust and Reporting Person dated March 27, 2003.

         (iv) Loan Agreement between Lawrence C. Anspach and Reporting Person Dated December 3, 2002.



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